Exhibit 12

ROCKWELL AUTOMATION, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30,
	2004	2003	2002	2001	2000
Earnings available for fixed charges:
Income from continuing operations before income taxes	$438.1	$297.6	$229.2	$161.3	$522.7
Adjustments:
Undistributed (income) loss of affiliates	(3.2)	(3.2)	(1.2)	0.6	5.0
Minority interest in income (losses) of subsidiaries	—	1.1	(1.0)	1.2	(1.5)

	$434.9	$295.5	$227.0	$163.1	$526.2

Add fixed charges included in earnings:
Interest expense	$41.7	$52.5	$66.1	$83.2	$72.7
Interest element of rentals	41.4	38.6	38.9	39.4	44.2

Total	83.1	91.1	105.0	122.6	116.9

Total earnings available for fixed charges	$518.0	$386.6	$332.0	$285.7	$643.1

Fixed charges:
Fixed charges included in earnings	$83.1	$91.1	$105.0	$122.6	$116.9
Capitalized interest	—	—	—	—	1.1

Total fixed charges	$83.1	$91.1	$105.0	$122.6	$118.0

Ratio of earnings to fixed charges(1)	6.2	4.2	3.2	2.3	5.5

(1)	In computing the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes, adjusted for minority interest in income or loss of subsidiaries, undistributed earnings of affiliates, and fixed charges exclusive of capitalized interest. Fixed charges consist of interest on borrowings and that portion of rentals deemed representative of the interest factor.